The following is an excerpt from the FY24 Q4/Full Year Update presentation delivered by the CEO of Revelyst to Vista Outdoor employees on May 14, 2024. Filed by Vista Outdoor Inc. Pursuant to Rule 425 under the Securities Act of 1933 CSG Transaction Update and deemed filed pursuant to Rule 14a-6(b) under the Exchange Act of 1934 Subject Company: Revelyst, Inc. Commission File No.: 001-41793 1. As an update on the proposed transaction with CSG, we continue to expect that all closing conditions will be satisfied. 2. We are now in the investigation phase of the CFIUS process and we are actively engaged with CFIUS to obtain its clearance. We remain confident in our ability to receive CFIUS clearance which is the final regulatory approval required for the closing of the transaction. 3. On April 22, we confirmed we are engaging in alternative discussions with MNC Capital related to their March 25, 2024 revised unsolicited indication of interest to acquire Vista Outdoor in an all-cash transaction for $37.50 per share. The Board does not consider MNC’s revised proposal to be superior to the CSG transaction and the significant decrease in net debt during the quarter further reinforces the view that MNC’s proposed offer price undervalues the Revelyst business. The Board has determined MNC’s revised proposal meets the standard under the merger agreement with CSG permitting engagement with MNC. Vista Outdoor has advised MNC that it expects MNC to deliver an improved economic proposal. 4. The CSG transaction remains subject to the approval of Vista Outdoor’s stockholders and other customary closing conditions. The stockholder vote with respect to the transaction will now take place at a special meeting on June 14, 2024. Our Board continues to recommend Vista stockholders vote in favor of the proposal to adopt the existing merger agreement with CSG. RUNNING FOOTER | 6